October 10, 2018

Ricardo Ramos
Chief Financial Officer and Vice President of Corporate Services
Chemical & Mining Company of Chile Inc.
El Trovador 4285, 6th floor
Santiago, Chile

       Re: Chemical & Mining Company of Chile Inc.
           Form 20-F for Fiscal Year Ended December 31, 2017
           Filed April 19, 2018
           File No. 033-65728

Dear Mr. Ramos:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2017

Item 5. Operating and Financial Review and Prospects
5.A. Operating Results, page 73

1. Please disclose the business reasons for material changes between periods in each segment's net income (loss) before taxes shown in Note 24 of your financial statements. Also, provide similar disclosure for material changes between periods in the unallocated and inter-segment amounts for net income (loss) before taxes.
In
      circumstances where there is more than one business reason for a change between periods, please quantify the incremental impact of each individual business reason discussed.
      Refer to Item 5.A of Form 20-F and SEC Release No. 33-8350.
 Ricardo Ramos
Chemical & Mining Company of Chile Inc.
October 10, 2018
Page 2
Consolidated Financial Statements
Note 17. Disclosures on Equity
17.1 Capital Management, page F-132

2. The measure you call EBITDA includes many adjustments not typically included in the calculation of EBITDA. Please relabel this measure here and elsewhere it is presented in your filings to clearly reflect what the measure represents. Also, reconcile this measure to profit for the year as presented in your statement of operations.
Note 24. Reportable Segments
24.1 Reportable Segments, page F-165

3. Please disclose, if true, that you exclude the cost of sales related to inter-segment revenues from the selling segment's cost of sales line item and disclose the segment line item that includes the inter-segment cost of sales amounts. Also, separately disclose the types of amounts included in inter-segment eliminations and unallocated amounts for the other items other than significant cash line item. Refer to paragraphs 27 and 28 of IFRS 8.
4. Please disclose your basis for eliminating inter-segment amounts from line items that have zero balances for every segment. Refer to paragraph 28 of IFRS 8.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if
you have questions regarding our comments.



                                                             Sincerely,

FirstName LastNameRicardo Ramos                    Division of Corporation
Finance
                                                   Office of Beverages, Apparel
and
Comapany NameChemical & Mining Company of Chile Inc.
                                                   Mining
October 10, 2018 Page 2
cc:       Gerardo Illanes
FirstName LastName